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                            January 30, 2024

       J  rn Husemoen
       Chief Financial Officer
       Crown LNG Holdings Ltd
       3rd Floor, 44 Esplanade
       St. Helier, Jersey
       JE4 9WG

                                                        Re: Crown LNG Holdings
Ltd
                                                            Amendment No. 3 to
the Registration Statement on Form F-4
                                                            Filed January 18,
2024
                                                            File No. 333-274832

       Dear J  rn Husemoen:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 12, 2024 letter.

       Amendment No. 3 to the Registration Statement on Form F-4

       Risk Factors
       Catcha may be unable to meet the Minimum Cash Condition or to obtain additional financing to complete our initial business combination..., page 68

   1. Refer to your response dated December 6, 2023 to comment 7 in our letter dated October
                                                        27, 2023 in which you
advised that you were in discussions regarding financing to achieve
                                                        Catcha's minimum cash
condition necessary to complete the business combination and that you expected to
provide an update in a pre-effective amendment to the Registration
                                                        Statement when the
definitive terms of a financing were finalized. We remind you that you will need to update
your disclosures throughout the filing regarding how Catcha will satisfy this minimum
cash condition prior to requesting effectiveness of the Registration
                                                        Statement.
 J  rn Husemoen
Crown LNG Holdings Ltd
January 30, 2024
Page 2

       Please contact Sondra Snyder at 202-551-3332 or Robert Babula at 202-551-3339 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                         Sincerely,
FirstName LastNameJ  rn Husemoen
                                                         Division of
Corporation Finance
Comapany NameCrown LNG Holdings Ltd
                                                         Office of Energy &
Transportation
January 30, 2024 Page 2
cc:       Rebekah McCorvey
FirstName LastName